FORM 4
                                                  ------------------------------
                                                          OMB APPROVAL
[X] CHECK THIS BOX IF NO LONGER SUBJECT           ------------------------------
    TO SECTION 16. FORM 4 OR FORM 5               OMB Number:          3235-0287
    OBLIGATIONS MAY CONTINUE.  SEE                Expires:      January 31, 2005
    INSTRUCTION 1(B).                             Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Ford, Gerald J.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

200 Crescent Court, Ste. 1350
--------------------------------------------------------------------------------
                                    (Street)

Dallas, TX 75201
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name AND Ticker or Trading Symbol

Golden State Bancorp Inc.
(GSB)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

11/5/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             | |  10% Owner
     |X|  Officer (give title below)           | |  Other (specify below)

     Chairman of the Board and Chief Executive Officer
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     | |  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
________________________________________________________________________________




================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2. Trans-  Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            action     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       Date, if any (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           (Month/    (Month/      ------------                 or              (Instr. 3 and  (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)     Code     V      Amount      (D)    Price    4)             (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/5/02                  J(1)            1,165,793    A     (1)      21,894,381      I        (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/7/02                  D(2)           21,894,381    D     (2)             -0-      I        (2)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                 11/7/02                  D(2)               99,958    D     (2)             -0-      D
------------------------------------------------------------------------------------------------------------------------------------
Litigation Tracking Warrants 11/7/02                  D(3)            1,903,000    D     (3)             -0-      I        (3)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

(Over)
SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            Deemed   4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise    3.       Execu-   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      action   Date,    Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  Date     if any   (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-            Number  ity     actions   (I)      ship
Security     Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Employee      $23.50  11/7/02           D            225,000    (4)    5/17/09  Common    225,000         0(5)      D
Stock Option                                                                    Stock
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee      $14.00  11/7/02           D            173,000    (4)    1/23/10  Common    173,000         0(5)      D
Stock Option                                                                    Stock
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee      $26.375 11/7/02           D            175,000    (4)    1/21/11  Common    175,000         0(5)      D
Stock Option                                                                    Stock
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------
Employee      $27.65  11/7/02           D            165,000    (4)    1/21/12  Common    165,000         0(5)      D
Stock Option                                                                    Stock
(right to
buy)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

See Attachment No. 1.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78FF(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


           /s/ Gerald J. Ford                                   11/18/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ATTACHMENT NO. 1 TO FORM 4 - GERALD J. FORD

(1) 1,165,793 shares of Golden State Common Stock (the "Shares") reported herein were acquired by Mr. Ford as contingent merger consideration pursuant to Section 1.6 of the Agreement and Plan of Reorganization dated as of February 4, 1998, as amended (the "Agreement") among First Gibraltar Holdings Inc., Hunter's Glen/Ford, Ltd. ("Hunter's Glen"), First Nationwide (Parent) Holdings Inc., First Nationwide Holdings Inc., Golden State Bancorp Inc. ("GSB") and Golden State Financial Corporation. The Shares are indirectly owned by Mr. Ford through Hunter's Glen, a limited partnership in which Mr. Ford and Ford Diamond Corporation, a corporate entity controlled by Mr. Ford, are the general partners. Hunter's Glen is the record holder of the Shares reported herein. Pursuant to the formula set forth in the Agreement, the price per share attributed to the Shares is $19.1566 as to 90,139 shares and $28.4733 as to 1,075,654 shares.

(2) All shares of Golden State Bancorp ("GSB") common stock were disposed of pursuant to the merger of GSB and a wholly owned subsidiary of Citigroup Inc. ("Citi") for Citi common stock, each having a value of approximately $37.11 based on the arithmetic average of the closing sales prices of Citi common stock for the five consecutive trading days immediate preceding but not including the second trading day prior to the Closing Date of such merger.

(3) Citi assumed the obligations on this security pursuant to the merger described in (2) above. These securities are indirectly owned by Mr. Ford through Hunter's Glen.

(4)  Immediately.

(5) All options to acquire shares of GSB common stock were converted pursuant to such merger into options to acquire that number of shares of Citi common stock equal to the number of shares of GSB common stock subject to such option immediately prior to completion of such merger multiplied by the exchange ratio in such merger (1.005681), at an exercise price per share equal to the exercise price for each such share of GSB common stock subject to such option divided by such exchange ratio.

JOINT FILERS

1.   Name of designated filer:                 Gerald J. Ford
     Name of joint filer:                      Hunter's Glen/Ford, Ltd.
     Address of joint filer:                   200 Crescent Court, Suite 1350
                                               Dallas, Texas  75201
     Statement for Month/Day/Year:             11/5/2002
     Issuer name and Ticker or Trading Symbol  Golden State Bancorp Inc. (GSB)
     Relationship of Reporting Person to       10% Owner
     Issuer



2.   Name of designated filer:                 Gerald J. Ford
     Name of joint filer:                      Ford Diamond Corporation
     Address of joint filer:                   200 Crescent Court, Suite 1350
                                               Dallas, Texas  75201
     Statement for Month/Day/Year:             11/5/2002
     Issuer name and Ticker or                 Golden State Bancorp Inc. (GSB)
     Trading Symbol
     Relationship of Reporting Person          10% Owner
     to Issuer

HUNTER'S GLEN/FORD, LTD.                     FORD DIAMOND CORPORATION

By:  Ford Diamond Corporation,               By  /s/ Gerald J. Ford
     General Partner                           --------------------
                                               Gerald J. Ford, President

By:  /s/ Gerald J. Ford
   ---------------------------
   Gerald J. Ford, President